Filed pursuant to Rule 424(b)(3)
File No. 333-274725

FS MVP Private Markets Fund

Supplement dated February 13, 2025, to the

Prospectus and Statement of Additional Information (“SAI”),

each dated July 29, 2024

On February 4, 2025, the Board of Trustees of the FS MVP Private Markets Fund (the “Fund”) approved the administration agreement between the Fund and Portfolio Advisors, LLC (the “Adviser” or “PA”). Therefore, the following disclosure updates are effective upon the expiration of the Fund’s tender offer that commenced on February 3, 2025:

1.	The disclosure under Fund Administration on page 2 of the prospectus is deleted in its entirety and replaced with the following:

The Fund has retained ALPS Fund Services, Inc. (the “Administrator”) to provide it with certain administrative services. The Fund compensates the Administrator for these services.

The Fund has also retained the Adviser to provide administrative services necessary for the operation of the Fund (in such capacity, the “Co-Administrator”). The Fund reimburses the Co-Administrator, as applicable, for its actual costs incurred in providing such administrative services to the Fund, subject to the limitations set forth in the administration agreement between the Fund and the Adviser (the “PA Administration Agreement”).

2.	The following disclosure has been added under the Administration Fee sub-section under the section entitled Fees and Expenses on page 2 of the prospectus:

In addition, pursuant to the PA Administration Agreement, the Co-Administrator oversees the day-to-day operations of the Fund, including providing the Fund with general ledger accounting, fund accounting, legal services, investor relations and other administrative services. To the extent that an affiliate of the Co-Administrator performs certain administrative services at the request of or on behalf of the Fund or the Co-Administrator, the Fund reimburses the Co-Administrator and/or such affiliate, as applicable, for their actual costs incurred in providing such administrative services to the Fund, subject to the limitations set forth in the PA Administration Agreement. Reimbursements of administrative expenses to the Co-Administrator are subject to the terms of the PA Administration Agreement and the Expense Limitation Agreement (defined below). See “ADMINISTRATION.”

3.	The following disclosure has been added under the section entitled Administration on page 30 of the prospectus:

In addition, under the PA Administration Agreement, the Co-Administrator oversees the day-to-day operations of the Fund, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. An affiliate of the Co-Administrator may also perform certain administrative services at the request of or on behalf of the Fund or the Co-Administrator. The Co-Administrator also performs, or oversees the performance of, the Fund’s corporate operations and required administrative services, which includes being responsible for the financial records which the Fund is required to maintain and preparing reports to Shareholders and reports filed with the SEC, if and as necessary. In addition, the Co-Administrator assists the Fund in calculating its NAV, overseeing the preparation and filing of its tax returns and the printing and dissemination of reports to Shareholders, and generally overseeing the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others.

The Fund reimburses the Co-Administrator and/or affiliates of the Co-Administrator, as applicable, for their actual costs incurred in providing these administrative services, including the pro rata allocation of the portion of the compensation and related expenses of certain personnel of the Co-Administrator providing administrative services to the Fund on behalf of the Adviser, subject to the limitations set forth in the PA Administration Agreement and the Expense Limitation Agreement. The Co-Administrator is required to allocate the cost of such services to the Fund based on factors such as assets, revenues, time allocations and/or other methods. At least annually, the Board reviews the methodology employed in determining how the expenses are allocated to the Fund and the proposed allocation of administrative expenses among the Fund and certain affiliates of the Co-Administrator. The Board then assesses the reasonableness of such reimbursements for expenses allocated to the Fund based on the breadth, depth and quality of such services as compared to the estimated cost to the Fund of obtaining similar services from third-party service providers known to be available. In addition, the Board considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Board, among other things, compares the total amount paid to the Co-Administrator for such services as a percentage of the Fund’s net assets to the same ratios reported by other comparable investment companies. The Fund will not reimburse the Co-Administrator for any services for which it receives a separate fee.

Reimbursements of administrative expenses to the Co-Administrator are subject to the terms of the PA Administration Agreement and the Expense Limitation Agreement.

4.	The following disclosure has been added as the last sub-section under the section entitled Investment Management and Other Services, that begins on page 19 of the SAI:

Fund Administration

The Fund has retained ALPS Fund Services, Inc. (the “Administrator”) to provide it with certain administrative services. The Fund compensates the Administrator for these services.

The Fund has also retained the Adviser to provide administrative services necessary for the operation of the Fund (in such capacity, the “Co-Administrator”) pursuant to an administration agreement between the Fund and the Adviser (the “PA Administration Agreement”). Subject to the limitations on reimbursement of the Co-Administrator as set forth in the PA Administration Agreement, the Fund, either directly or through reimbursement to the Co-Administrator and/or its affiliates, shall bear all costs and expenses of its operations and transactions, including (without limitation): expenses deemed to be “organization and offering expenses” of the Fund, which consists of costs incurred by the Co-Administrator and/or its affiliates, on behalf of the Fund for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Co-Administrator’s systems and those of its distributing partners; a pro rata allocation of the portion of the salaries and direct expenses of the personnel of the Co-Administrator and/or its affiliates, employees of its affiliates and others while engaged in registering the Fund’s Shares (for purposes of the PA Administration Agreement, such expenses, exclusive of commissions, the dealer manager fee, any discounts and any distribution and/or shareholder servicing fees, if any; corporate and organizational expenses relating to offerings of the Fund’s Shares, subject to limitations included in the PA Administration Agreement; the cost of calculating the Fund’s net asset value, including the cost of any third-party pricing or valuation services; the cost of effecting sales and repurchases of the Shares and other securities; investment advisory fees; distribution and/or shareholder servicing fees; investment-related expenses (e.g., expenses that, in the Co-Administrator’s reasonable discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including (as applicable) brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expenses, dividends on securities sold but not yet purchased, margin fees, investment-related travel and lodging expenses and research-related expenses and other due diligence expenses; investment-related professional fees, including expenses of consultants, investment bankers, attorneys, accountants and other experts; fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs) utilized by the Co-Administrator in support of the Fund; research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Co-Administrator and any custodian or other agent engaged by the Fund; transfer agent and custodial fees; federal and any state registration or notification fees; federal, state and local taxes; the costs of preparing, printing and mailing reports and other communications, including proxy (as agreed to by the parties), repurchase offer correspondence or similar materials, to Fund shareholders; fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs; legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally providing legal services to the Fund); external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information); costs associated with reporting and compliance obligations under the Investment Company Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act of 2002, as amended; all other expenses incurred by the Co-Administrator, the Fund, and/or their respective affiliates in connection with administering the Fund’s business, including expenses incurred by the Co-Administrator and/or its affiliates in performing administrative services for the Fund and administrative personnel paid by the Co-Administrator, subject to the limitations included in the PA Administration Agreement; and any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses, including as provided for in the Fund’s organizational documents.

Please retain this Supplement with the Prospectus and SAI for future reference.